02062019

NO ACT
PE 10-14-02
0-06543

November 5, 2002

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Act 1934
Section 12g
Rule
Public Availability 11-5-2002

Re: DataCard Corporation (the "Company")
Incoming letter dated October 14, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to options granted and to be granted pursuant to the DataCard Corporation Amended and Restated 2000 Employee Stock Option Plan in the manner and subject to the terms and conditions set forth in your letter. This position applies to the period beginning March 22, 2002 and will remain in effect until the earlier of: (i) any offer to buy any option pursuant to the "buy out" provisions described in your letter; (ii) a Change of Control as defined in your letter; (iii) a Company IPO as defined in your letter; or (iv) the date at which the Company otherwise becomes subject to the Exchange Act registration or reporting requirements with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement action and does not purport to express any legal conclusion on the question presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2002

Mail Stop 4-2

John A. Haveman
Faebre & Benson LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, Minnesota 55402-3901

Re: DataCard Corporation

Dear Mr. Haveman:

In regard to your letter of October 14, 2002 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

FAEGRE & BENSON LLP

2200 WELLS FARGO CENTER, 90 SOUTH SEVENTH STREET
MINNEAPOLIS, MINNESOTA 55402-3901
TELEPHONE 612.766.7000
FACSIMILE 612.766.1600
www.faegre.com

JOHN A. HAVEMAN
jhaveman@faegre.com
612.766.8432

October 14, 2002

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 South Fifth Street, N.W.
Washington, D.C. 20549

Attention: Carolyn Sherman

Re: DataCard Corporation

Dear Ms. Sherman:

On behalf of DataCard Corporation (the "Company"), a Delaware corporation, we hereby apply for an exemption or request no-action relief under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act with respect to stock options granted and to be granted in the future under the DataCard Corporation Amended and Restated 2000 Employee Stock Option Plan. This letter replaces the previous letters to the Office of the Chief Counsel dealing with the same topic dated July 23, 2001, May 30, 2002 and August 16, 2002.

I. Background

A. The Company and its Outstanding Common Stock

The Company was incorporated in 1969 and it, together with its subsidiaries, is engaged in the business of developing, manufacturing and distributing equipment, systems, software and services relating to personalization, issuance and management of a variety of financial and identification cards. The Company's authorized capital consists of 14,000,000 shares of common stock having a par value of $0.0001 per share (the "Common Stock"), 10,000,000 of which are designated as voting Common Stock, and 4,000,000 of which are designated as nonvoting Common Stock.

The Company currently has a total of 9,310,500 shares of voting Common Stock outstanding. These shares are held by three corporate stockholders (the "Stockholders") which are in turn each wholly-owned by the same corporate stockholder (the "Original Stockholder") that had acquired all of the outstanding stock of the Company in 1987 (the "Acquisition"). Prior to the Acquisition, the Company's stock had been publicly traded following an initial public offering in October 1978. While the Company's stock was publicly traded, it filed Exchange Act reports with the Commission under its previous name "Data Card Corporation."

The Company granted 36,940 shares of nonvoting Common Stock to its President and Chief Executive Officer (the "CEO Restricted Stock") on October 27, 1999. There are no other shares of nonvoting Common Stock outstanding at the present time. The terms of the CEO Restricted Stock are set forth in a Restricted Stock Agreement. Because the CEO remained continuously employed by the Company during the relevant period, the CEO Restricted Stock vested proportionately at six month intervals during a three year period that began on December 4, 1999 and is currently fully vested. Prior to vesting, shares of CEO Restricted Stock were subject to forfeiture upon termination of the CEO's employment either voluntarily or for "cause" as defined in the Restricted Stock Agreement, but were also subject to accelerated vesting upon a "change in control" of the Company as defined in the Restricted Stock Agreement or upon the Company's termination of the CEO's employment other than for cause. Prior to the completion of an initial public offering of the Common Stock of the Company (a "Company IPO"), any sale of vested shares of the CEO Restricted Stock is subject to the Company's right of first refusal. If the Company declines to exercise its right of first refusal, the right of first refusal will continue in effect with respect to any transferee (and subsequent transferees) of the CEO Restricted Stock. If the CEO's employment is terminated for any reason prior to a Company IPO, he has the right to require the Company to purchase the CEO Restricted Stock at its fair market value at the time of such sale. As of the date of this letter, 30,313 shares of CEO Restricted Stock are vested and outstanding (some shares having been surrendered to the Company to satisfy withholding tax obligations).

We are of the opinion that the Common Stock generally, and the CEO Restricted Stock specifically, are not part of the same class of securities as options granted under the Amended and Restated 2000 Employee Stock Option Plan. Accordingly, the scope of relief we are requesting on behalf of the Company does not include the Common Stock or the CEO Restricted Stock.

The Company had more than $10 million in total assets at March 31, 2001 and March 31, 2002, the last day of its most recently completed fiscal year. The Company currently has approximately 1,000 employees in the United States and the Company's non-U.S. subsidiaries have approximately 550 employees. The Company has expressed its intention to become a public company within the next several years, although no specific dates have been set and the Company has not contractually committed to ever becoming a public company.

B. The DataCard Corporation Amended and Restated 2000 Employee Stock Option Plan

In order to provide additional incentive to employees and to attract and retain the best available personnel for the Company, the Board of Directors of the Company (the "Board") adopted the DataCard Corporation 2000 Employee Stock Plan (the "Original Plan") on January 28, 2000, and the Original Plan was approved by the Original Stockholder on July 27, 2000.

Certain amendments to the Original Plan incorporated in an Amended and Restated 2000 Employee Stock Option Plan (the "Option Plan") were adopted by the Board on March 22, 2002. These amendments (i) provide that stock options granted under the Option Plan will be forfeited if an optionee's employment is terminated for any reason prior to a Company IPO, and that if such a termination is due to retirement, death or disability, the optionee will receive, with respect to options granted prior to March 22, 2002, a cash payment for each terminated option equal to the "spread," if any, between the aggregate fair market value of the vested shares of Company Common Stock covered by the option on the date of employment termination and the aggregate exercise price of those vested shares; (ii) preclude any transfer of stock options granted under the Option Plan at any time prior to a Company IPO; (iii) expand the definition of "change of control" of the Company; and (iv) provide that each stock option granted under the Option Plan will be canceled upon a change of control of the Company in exchange for a payment to the optionee of an amount equal to the "spread," if any, between the aggregate fair market value of the shares of Company Common Stock subject to the option and the aggregate exercise price of the option. The description of the Option Plan and the relief requested in this letter relate to the Option Plan as amended and restated. The Company was permitted to amend the Option Plan in this manner without the approval of the optionees, and options granted prior to March 22, 2002 are subject to the Option Plan as amended and restated. As a result of the amendment and restatement of the Option Plan, no former employees or heirs or legatees of former employees continue to hold options under the Option Plan.

A total of 2,500,000 shares of Common Stock are available for issuance under the Option Plan. The only type of award that may be made under the Option Plan is stock options, which may either be incentive stock options within the meaning of Section 422 of the Internal Revenue Code ("ISOs") or nonstatutory stock options. The Board may amend or terminate the Option Plan at any time. Unless the Board terminates the Option Plan at an earlier date, the Option Plan will continue in effect for fifteen years from its original adoption.

All full or part-time employees of the Company or of any parent[1] or majority-owned subsidiary[2] of the Company, including employees who are also officers and directors of the Company, are eligible to receive stock option grants under the Option Plan. To date, awards under the Option Plan have been made only to employees of the Company and its majority-owned subsidiaries within the meaning of Rule 701. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, option grants under the Option Plan will be made only to employees of the Company and its majority-owned subsidiaries within the meaning of Rule 701. As used in this letter, the term "Employees" refers collectively to the employees of the Company and such majority-owned subsidiaries, and includes optionees who have received stock option grants under the Option Plan both before and after March 22, 2002.

The administrator of the Option Plan is the Compensation Committee of the Board (the "Committee"). The Committee determines which Employees will receive options under the

[1] Within the meaning of Section 424(e) of the Internal Revenue Code.
[2] Within the meaning of Section 424(f) of the Internal Revenue Code.

Option Plan and the terms of such options. Effective May 30, 2000, the Company granted options pursuant to the Option Plan to all non-temporary Employees of the Company in the U.S. and of the Company's non-U.S. subsidiaries who reside in countries where such option grants were practicable.[3] This broad-based option grant was intended to be a one-time event. The Committee expects that future grants of options under the Option Plan will be limited to management level employees.

As of the date of this letter, options to purchase an aggregate of 509,542 shares of Common Stock are outstanding under the Option Plan and are held by 842 United States Employees and 405 Employees outside of the United States. Options under the Option Plan were first held by more than 500 Employees on May 30, 2000. Options under the Option Plan have been issued in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), in accordance with Rule 701.

To date, all options granted under the Option Plan have an exercise price equal to the fair market value of the Common Stock on the date of grant. The Option Plan provides that options granted thereunder may not, under any circumstances, become exercisable until the completion of a Company IPO.

C. The DataCard Corporation Amended and Restated 2000 Director Stock Option Plan

The DataCard Corporation 2000 Director Option Plan was originally adopted by the Board on January 28, 2000 and approved by the Original Stockholder on July 27, 2000 (the "Original Director Plan"). Certain amendments to the Original Director Plan were incorporated in an Amended and Restated 2000 Director Stock Option Plan (the "Amended Director Plan") that was adopted by the Board on March 22, 2002. These amendments generally provide that with respect to stock options granted under the Amended Director Plan on or after March 22, 2002, such options may not be transferred under any circumstances prior to a Company IPO and will be forfeited if an optionee's service as a director ceases before a Company IPO, and modify the definition of "change of control" of the Company and the consequences of such a change of control in a manner similar to that under the Option Plan.

Unlike the Option Plan, the Original Director Plan provided (and the Amended Director Plan continues to provide) that any amendment of the Original Director Plan would not affect options previously granted thereunder, and that such options would remain in full force and effect as if the Original Director Plan had not been amended. Thus, any options granted to directors who are not full-time employees of the Company ("Outside Directors") prior to March

[3] The Company has issued options under the Option Plan to employees of its subsidiaries in Canada, England, France, Germany, Hong Kong, India and Japan. The Company has granted small awards of stock appreciation rights to three non-U.S. Employees of Company subsidiaries in countries outside the United States where granting options under the Option Plan is not practicable.

22, 2002 are subject to the terms of the Original Director Plan, while options granted to Outside Directors on or after March 22, 2002 are subject to the terms of the Amended Director Plan.

The terms of the both the Original Director Plan and the Amended Director Plan (referred to collectively as the "Director Plans"), and of the award agreements thereunder, differ in significant respects from the Option Plan. Eligibility for awards under the Director Plans is more restrictive in that only Outside Directors are eligible to receive awards, and the only type of award that may be made under the Director Plans involves nonstatutory stock options to acquire Common Stock ("Outside Director Options"). A total of 250,000 shares are available for issuance under the Director Plans. As of the date of this letter, Outside Director Options to purchase an aggregate of 126,850 shares are held by eight current and former Outside Directors. Unlike options granted under the Option Plan which are discretionary with the Committee both in terms of Employees who receive them and the terms of the options, awards of Outside Director Options are automatic and non-discretionary, with the principal terms of the awards being fixed by the Director Plans. Outside Directors receive grants of Outside Director Options involving a fixed number of shares upon election to the Board, and on April 1 of each year thereafter. The exercise price of these Outside Director Options must be the fair market value of the Common Stock on the date of grant, Outside Director Options must vest in equal annual installments over a four year period, and must have a ten year term. Outside Director Options are not exercisable until the completion of a Company IPO.

The award agreements under the Original Director Plan provide that, unlike under the Option Plan, Outside Director Options remain in place after an Outside Director's term of service as a director ends, whether or not a Company IPO has occurred, generally for three months. If, however, the term of service ends due to the Outside Director's retirement, death or disability, the award agreements under the Original Director Plan provide that the Outside Director Options will become fully vested and will remain in place until the end of the option term. The award agreements under the Amended Director Plan similarly call for accelerated vesting of Outside Director Options, and for those Options to remain in place until the end of their term, if an Outside Director retires, dies or becomes disabled after a Company IPO. The Original Director Plan also provides, unlike the Option Plan, that Outside Director Options may be transferred by will or by the laws of descent and distribution, whether or not a Company IPO has occurred.

We are of the opinion that, because significant differences exist in the terms relating to eligibility, timing, amount and vesting of grants, and in the terms relating to transferability of grants and retention of grants upon termination of service, Outside Director Options granted under the Director Plans are not part of the same class of securities as options granted under the Option Plan. Accordingly, the scope of relief requested does not include the Outside Director Options.

D. 1999 Plan

The DataCard Corporation 1999 Stock Plan (the "1999 Plan") was adopted by the Board and approved by the Original Stockholder on October 28, 1999. The only type of award that may be made under the 1999 Plan is stock options, which may either be ISOs or nonstatutory stock options. Employees of the Company and any parent or majority-owned subsidiary of the Company, including officers and directors of the Company, are eligible to receive option grants under the 1999 Plan. The Committee has discretion to determine who will receive option grants under the 1999 Plan, and such grants to date have been made only to the CEO of the Company in transactions exempt from registration under Rule 701. The CEO holds nonqualified options to purchase 242,380 shares under the 1999 Plan (the "CEO Options").

In a number of important respects, the terms of CEO Options differ materially from the terms of options granted under the Option Plan. A portion of the CEO Options vests semi-annually over a period of four years, while the balance vests in June 2006, subject to accelerated vesting if the valuation of the Company increases by a specified percentage. CEO Options become exercisable upon vesting and may be exercised prior to a Company IPO, including for three months after the later of termination of employment or the final severance payment to the optionee. The CEO Options are subject to accelerated vesting and exercisability in connection with a "change of control" of the Company (defined more narrowly in the applicable award agreements than in the Option Plan), including prior to a Company IPO, and will remain exercisable for the duration of the ten year option term. Prior to a Company IPO, the CEO may require the Company to purchase shares acquired upon exercise of the CEO Options at their fair market value, after the CEO has held such shares for six months. Shares acquired upon the exercise of a CEO Option are also subject to the Company's right of first refusal. CEO Options are transferable by will or by the laws of descent and distribution, including prior to a Company IPO.

In view of the material differences in the terms relating to eligibility, exercisability, transferability, vesting and forfeiture of grants, and relating to rights with respect to shares acquired upon exercise, we are of the opinion that CEO Options are not part of the same class of securities as options granted under the Option Plan. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, any future stock options granted under the 1999 Plan will be made only in accordance with Rule 701 to the CEO on substantially the same terms as the CEO Options discussed above. Assuming issuance of future options under the 1999 Plan in accordance with this undertaking, we are of the opinion that such options would not be part of the same class of securities as options granted under the Option Plan. Accordingly, the scope of relief requested does not include CEO Options granted to date and any options that might be granted in the future under the 1999 Plan.

The stock options granted under the Director Plans and the 1999 Plan are the only outstanding options to purchase shares of the Company besides those granted under the Option Plan. The Company has no other equity compensation plans except for those described above and except for the stock appreciation rights referenced in note 3 above. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, it will not issue stock options other than pursuant to the plans described above and subject to the undertakings described herein, and it will not issue stock appreciation rights to any person other than the three Employees referenced in note 3 above.

II. Summary of the Options Under the Option Plan.

The Option Plan gives the Committee discretion to determine the specific terms of each option granted thereunder. The Committee has, however, determined that all options granted under the Option Plan should be granted on uniform terms. Each option is evidenced by an individual option award agreement between the Company and the optionee, stating the terms and conditions thereof, including the number of shares subject to the option granted, the exercise price, the option term, vesting provisions and restrictions on transfer. All options are expressly subject to the terms of the Option Plan, and if there is any conflict or inconsistency between the terms of the Option Plan and an option award agreement, the terms of the Option Plan control. The following is a summary of material terms of the Option Plan, the option award agreements and the options outstanding, and to be granted, under the Option Plan.

A. The Committee determines the number of shares of Common Stock subject to each option at the time of grant.

B. The exercise price for each share of Common Stock subject to an option is established by the Committee, but is in no event less than the fair market value of a share of Common Stock on the date of grant.

C. The exercise price may be paid by cash or by another method permitted by the Option Plan and authorized by the Committee.

D. An option expires ten years after its date of grant, subject to earlier termination in certain circumstances. An option vests as to 25% of the shares subject to the option on each of the first four anniversaries of its grant if the optionee remains an Employee on those dates.

E. To the extent that an option vests, it will be exercisable only on or after the date a Company IPO is completed (the "Exercisability Date"). The options are not exercisable prior to a Company IPO under any circumstances, including upon a change of control of the Company (a "Change of Control") (defined generally in the Option Plan to include (i) consummation of a merger or consolidation of the Company, (ii) a sale of substantially all of the assets of the Company, (iii) approval by the Company's shareholders of the dissolution or liquidation of the Company; (iv) prior to a Company IPO, the shareholders of the Original Stockholder no longer control, directly or indirectly, more than 50% of the Company's voting securities, (v) after a Company IPO, a person acquires 30% or more of the Company's voting securities; or (vi) certain changes occur in the composition of the Company's board of directors).

F. The Company's obligation to issue Common Stock upon the exercise of options granted under the Option Plan is subject to the option exercise and the issuance and delivery of the shares being in compliance with all applicable laws, rules and regulations.

G. Prior to the Exercisability Date, options granted under the Option Plan may not be sold, given, pledged, assigned, hypothecated, transferred or disposed of in any manner, and the Option Plan provides that any attempt by an optionee to do so will be void and of no effect.

H. The Option Plan provides that the Committee may at any time offer to buy out for a payment in cash or shares of Common Stock any option previously granted, based on such terms and conditions as the Committee shall establish and communicate at the time such offer is made. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, it will not effect a buy out of outstanding options pursuant to this provision of the Option Plan.

I. If an optionee's employment is terminated for any reason prior to the Exercisability Date, all outstanding options granted to that optionee terminate immediately. If such a termination is due to retirement, death or disability, the optionee will receive, with respect to options granted prior to March 22, 2002, a cash payment for each terminated option equal to the number of vested shares covered by the option on the date of employment termination, multiplied by the excess, if any, of the fair market value of a share of the Company's Common Stock on the date of termination over the per share exercise price of such option.

J. Any determination of the fair market value of the Company's Common Stock prior to the existence of an established trading market for the Common Stock will be made in good faith by the Committee.

K. If a Change of Control occurs before or after the Exercisability Date, each outstanding option will immediately be canceled. In connection with such cancellation, each optionee shall be entitled to receive a payment with respect to each terminated option in an amount equal to the number of shares subject to such option multiplied by the excess, if any, of the Per Share Acquisition Price (defined below) over the per share exercise price of the option. This payment must be made in cash and/or securities issued by the corporation surviving the Change of Control, provided that those securities cannot be Company Common Stock and must be registered under the Securities Act and trade in an established securities market. For these purposes, the "Per Share Acquisition Price" is generally defined as the per share fair market value of the consideration received by holders of the Company's Common Stock in the transaction that caused the Change of Control. The scope of relief requested herein does not include any securities received by optionees as a result of options canceled and payments received in connection with a Change of Control.

L. The holders of options granted under the Option Plan will have no voting or other rights as stockholders, by reason of such options, prior to their exercise.

M. There is currently and will be no market or method that would allow optionees to receive any consideration or compensation for their options prior to the time of exercise, except as set forth in Paragraphs I and K.

For purposes of this application, the Commission staff may rely upon the summary descriptions of the terms of the Option Plan and the form of agreement evidencing the options granted contained in this letter. In reviewing this letter, you may assume that we have included all relevant, material provisions of the Plan and the related Employee option award agreements (including option award agreements entered into before March 22, 2002 to the extent such agreements have not been superseded by provisions in the amended and restated Option Plan) in the body of this letter. Generally, we have not discussed other provisions in the Option Plan or option award agreements that become operative only after the Exercisability Date has occurred and the relief granted pursuant to this request has expired. The Company undertakes that so long as it is relying on the relief granted in response to this request, it will not amend any of the material provisions of the Option Plan or the related option agreements described in this letter, including the restrictive provisions on transferability, exercisability and eligibility which are part of the basis for the relief requested herein, other than to change the number of shares of Common Stock available for grant under the Option Plan or to reflect the undertakings of the Company stated herein.

III. Discussion

The Company has granted options under the Option Plan in compliance with the exemption from registration under the Securities Act provided by Rule 701, and has provided an undertaking that so long as it is relying on the relief requested in this letter, future grants of options under the Option Plan will similarly be exempt from registration under Rule 701. Although we believe that the grant of options is exempt from registration under the Securities Act, we acknowledge that since more than 500 persons hold options, the Company might be required to register the options under Section 12(g) of the Exchange Act, unless exemptive or no-action relief from such requirements is granted under Section 12(h) of the Exchange Act.

A. Exchange Act Registration Requirements

As a general rule, Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million. Since the Acquisition, the Company has not been required to register any class of equity securities pursuant to Section 12(g) because, although it has assets in excess of $10 million, it has always had fewer than 500 holders of its equity securities at the end of each fiscal year until the end of its fiscal year ended March 31, 2001.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964, Pub. L. 88-467; 78 Stat. 565. Before the 1964 amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 3(c) of the 1964 amendments has been expressed in various ways:

(a) The preamble to the legislation states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities." (Emphasis added.)

(b) A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2d Sess., at pages 3027-3028. (Emphasis added.)

(c) A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963) at pages 60-62). (Emphasis added.)

(d) A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986. (Emphasis added.)

All of the above authorities strongly suggest that it was the intent of Congress to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest."

B. Authority to Grant Relief

Section 12(h) of the Exchange Act allows the Commission to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." For the reasons discussed below, we believe it would be appropriate for the Commission or the staff to grant relief from the Section 12(g) registration requirements for options granted or to be granted under the Option Plan.

C. Appropriateness of Exemption or Other Relief

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, it is possible the options granted under the Option Plan to purchase the Company's Common Stock might be deemed to be a class of equity security so that, if 500 or more persons hold the options, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

Assuming that the Company would become subject to the registration requirements of Section 12(g) as a result of the number of persons holding options granted under the Option Plan, there would still be no public investors in the Company's Common Stock, and neither its Common Stock nor the options are publicly traded. The history of the 1964 amendments makes clear that Congress did not intend Section 12(g) to require companies to register a class of equity security under these circumstances. Accordingly, we believe that it is appropriate for the Commission to grant the Company an exemption or no-action relief from the registration requirements of Section 12(g) for options granted or to be granted under the Option Plan.

1. <u>Number of Public Investors</u>

Section 12(h) specifies a number of factors that should be considered in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Since the Company grants options under the Option Plan without cash or other tangible consideration, and only to Employees, optionees should not be considered public investors in the Company. In fact, the first time that these optionees will have the opportunity to become investors in the Company is when and if the options become exercisable. As a result, we believe that, with respect to the options under the Option Plan, the Company currently has no public investors.

The options under the Option Plan will become exercisable only if and when the Company completes a Company IPO. If the options become exercisable following a public offering, the Company will already be subject to the reporting requirements of the Exchange Act and will have filed the appropriate Exchange Act registration statement at the time of the public offering. Accordingly, it would be able to register the Common Stock issuable upon exercise of the options on Form S-8.

2. Trading Interest

The second factor listed in Section 12(h) is the level of trading interest in a Company's equity securities. The Option Plan has been structured to preclude the trading of options, specifically providing that options are not transferable before the Exercisability Date even upon the death, disability or retirement of the optionee. Transfers made in contravention of the Option Plan are deemed void thereunder. Accordingly, there will be no opportunity for any trading to take place or any trading interest in the options to develop prior to the Exercisability Date.

3. Nature of Issuer

The last factor listed in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. While the assets and income of the Company are not insubstantial, it remains very much a private company with only three holders of its voting stock, each of which is, in turn, wholly-owned by a single shareholder, and a single holder of its non-voting stock. Since the Company has no public investors and no trading interest in its securities, we believe that the purposes for which Section 12(g) was enacted would not be advanced by requiring the Company to register the options granted under the Option Plan.

4. Information Delivered or Available to Optionees

So long as the Company is relying on the relief granted pursuant to this request, it undertakes to: (1) deliver to each optionee under the Option Plan, within a reasonable time prior to the time that such optionee terminates his or her employment with the Company or one of its majority-owned subsidiaries (by way of retirement at normal retirement age, or otherwise) and so long as it receives reasonable notice of the upcoming termination, all relevant information with respect to the options granted that is material to the decision whether to terminate employment and thereby forfeit the options; (2) provide to each optionee under the Option Plan, on a continuing basis, annual audited financial statements of the Company and its consolidated subsidiaries for periods after March 31, 2001 prepared in accordance with generally accepted accounting principles, quarterly unaudited financial statements of the Company and its consolidated subsidiaries for periods beginning after the date this request is granted in a format consistent with the Company's general accounting and financial reporting practices, and such other information as is provided generally to all of the Company's stockholders; and (3) make available to each optionee upon request the Company's books and records, including corporate governance documents, to the same extent it is obligated to make such books and records available to the Company's stockholders. The foregoing undertaking is subject, in the case of confidential or non-public information, to the optionee's signing an appropriate confidentiality agreement.

The above described information requirements will terminate once the Company becomes a reporting company under the Exchange Act, at which time the Company will comply with the information requirements contained in the Exchange Act and the rules promulgated thereunder.

D. Comparison to Prior Grants of Relief

The Commission staff has previously granted no-action relief to other applicants in a number of situations which, for analytical purposes, we believe are in all material respects the same as the Company's current situation, including SI International, Inc. (February 4, 2002), Mitchell International Holding, Inc. (December 21, 2000), General Roofing, Inc. (April 5, 2000), Kinko's, Inc. (November 24, 1999) and BSG Corporation (August 1, 1995). We note in particular the following factual similarities between the Company's circumstances and those of the other applicants:

(a) Options have been and will be granted under the Option Plan only to employees of the Company and its majority-owned subsidiaries, within the meaning of Rule 701).[4]

(b) The Company has issued and will issue options under the Option Plan without consideration, and at fair market value exercise prices, for the purposes of providing an incentive to Employees to work to improve share value.

(c) Holders of options granted under the Option Plan are under no obligation to exercise options and options cannot become exercisable until a Company IPO is completed.

(d) Options granted under the Option Plan are nontransferable under any circumstances prior to the completion of a Company IPO, and therefore holders of options should not be treated as "public" investors.

(e) Options granted under the Option Plan will terminate immediately if an optionee's employment with the Company or its majority-owned subsidiaries terminates for any reason (including if the entity employing the optionee ceases to be a majority-owned subsidiary of the Company) prior to a Company IPO. The Company undertakes that so long as it is relying on no-action relief granted pursuant to this request, any of its subsidiaries employing individuals who are then currently Option Plan participants will be majority-owned subsidiaries of the Company within the meaning of Rule 701.

[4] Both the SI International, Inc. and BSG Corporation letters included within their scope employees of majority-owned subsidiaries.

(f) The Company (or its successor in a Change of Control) will be obligated to make a payment in the amount of the option spread in connection with the termination of an option in very limited circumstances (a Change of Control or, as to certain options, the death, disability or retirement of the optionee), but there is no other market or methodology by which an optionee can receive anything of value for an option prior to its exercise and, accordingly, no trading interest in the options exists.

(g) The Company has made similar undertakings relative to providing optionees with material information.

(h) The relief requested is limited to options granted and to be granted under the Plan.

We note that the Commission staff has announced that it will complement its position developed in the no-action letters cited above (the "No-action Letters") as to the granting of exemptive relief from the registration of employee stock options under Section 12(g), and has described the additional circumstances under which it will grant such exemptive relief with respect to options granted under plans that have less restrictive features than the Option Plan and the plans described in the No-action Letters. Division of Corporation Finance Current Issues and Rulemaking Projects Quarterly Update, March 31, 2001 (the "Update"). Examples of these less restrictive features include allowing options to be immediately exercisable, allowing non-employee consultants to receive option grants, allowing options to be transferred in limited circumstances and allowing options to be retained by employees after their employment is terminated. Since the Option Plan is more restrictive, with each of its salient features corresponding to features of some or all of the plans discussed in the No-action Letters, the Company is seeking relief consistent with the conditions under which relief has been granted in the No-action Letters.

IV. Conclusion

Because of the absence of public investors and trading interest in the Company's securities, we believe that neither the public interest nor the protection of investors would be furthered by requiring the Company to meet the registration requirements of the Exchange Act. We respectfully request that you issue an order pursuant to Section 12(h) of the Exchange Act, or otherwise take a no-action position, relieving the Company from registering under Section 12(g) of the Exchange Act the options it has issued, and may issue in the future, under the Option Plan. We further request that this order or grant of no-action relief remain in effect until the earliest of: (i) such time as the Company becomes or is required to become a reporting company under the Exchange Act, whether in connection with a registration statement filed under the Securities Act or otherwise under the Exchange Act; (ii) the occurrence of a Change of Control; or (iii) the Company effecting a buy out of outstanding options pursuant to the provision of the Option Plan addressing such buy outs. After the termination of no-action relief granted pursuant to this request, if there are more than 500 holders of the Company's Common Stock (including each holder of an option granted under the Option Plan as a security holder for purposes of this calculation), the Company will register under Section 12(g) of the Exchange Act, and file a Securities Act registration statement for, the Common Stock issuable upon the exercise of the options. If 500 or more persons become holders of record of the Company's Common Stock, the Company will register its Common Stock under the Exchange Act.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Commission staff by telephone prior to any written response to this letter. If you need any additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at 612-766-8432.

Very truly yours,

John A. Haveman

M1:774490.08

cc: Andrea Hageman Snook
General Counsel
DataCard Corporation